TASEKO MINES LIMITED
Management’s Discussion and Analysis

This management’s discussion and analysis ("MD&A") is intended to help the reader understand Taseko Mines Limited (“Taseko”, “we”, “our” or the “Company”), our operations, financial performance, and current and future business environment. This MD&A is intended to supplement and complement the unaudited condensed consolidated interim financial statements and notes thereto, prepared in accordance with IAS 34 Interim Financial Reporting for the three and nine month periods ended September 30, 2015 (collectively, the “Financial Statements”). You are encouraged to review the Financial Statements in conjunction with your review of this MD&A and the most recent Form 40-F/Annual Information Form, which is available on the Canadian Securities Administrators’ website at www.sedar.com and on the EDGAR section of the United States Securities and Exchange Commission’s (“SEC”) website at www.sec.gov.

This MD&A is prepared as of November 10, 2015. All dollar figures stated herein are expressed in Canadian dollars, unless otherwise specified.

Cautionary Statement on Forward-Looking Information

This discussion includes certain statements that may be deemed "forward-looking statements". All statements in this discussion, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities, and events or developments that the Company expects are forward-looking statements. Although we believe the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. All of the forward-looking statements made in this MD&A are qualified by these cautionary statements. We disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except to the extent required by applicable law. Further information concerning risks and uncertainties associated with these forward-looking statements and our business may be found in our most recent Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

TASEKO MINES LIMITED
Management’s Discussion and Analysis

OVERVIEW

Taseko Mines Limited (“Taseko” or “Company”) is a mining company that seeks to create shareholder value by acquiring, developing, and operating large tonnage mineral deposits which, under conservative forward metal price assumptions, are potentially capable of supporting a mine for ten years or longer. The Company’s sole operating asset is the 75% owned Gibraltar Mine, a large copper mine located in central British Columbia. The Gibraltar Mine has undergone a major expansion in recent years and is now one of the largest copper mines in North America. Taseko also owns the New Prosperity gold-copper, Aley niobium, Florence copper and Harmony gold projects.

HIGHLIGHTS

	Three months ended			Nine months ended
Financial Data	September 30,			September 30,
(Cdn$ in thousands, except for per share amounts)	2015	2014	Change	2015	2014	Change
Revenues	89,499	93,714	(4,215)	254,585	306,017	(51,432)
Earnings from mining operations before depletion and amortization*	20,083	7,077	13,006	48,679	53,181	(4,502)
Earnings (loss) from mining operations	5,963	(5,855)	11,818	11,994	16,266	(4,272)
Net loss	(17,722)	(20,937)	3,215	(38,911)	(27,457)	(11,454)
Per share - basic (“EPS”)	(0.08)	(0.11)	0.03	(0.18)	(0.14)	(0.04)
Adjusted net loss*	(1,586)	(11,221)	9,635	(2,419)	(16,103)	13,684
Per share - basic (“adjusted EPS”)*	(0.01)	(0.06)	0.05	(0.01)	(0.08)	0.07
EBITDA*	3,395	(7,148)	10,543	17,358	25,046	(7,688)
Adjusted EBITDA*	19,514	2,385	17,129	54,140	36,196	17,944
Cash flows provided by operations	19,629	22,366	(2,737)	49,836	59,218	(9,382)

	Three months ended			Nine months ended
Operating Data (Gibraltar - 100% basis)	September 30,			September 30,
	2015	2014	Change	2015	2014	Change
Tons mined (millions)	27.4	32.5	(5.1)	72.4	88.6	(16.2)
Tons milled (millions)	7.5	7.8	(0.3)	23.3	22.5	(0.8)
Production (million pounds Cu)	40.9	35.4	5.5	109.1	108.4	0.7
Sales (million pounds Cu)	40.5	38.1	2.4	107.8	116.8	(9.0)

*Non-GAAP performance measure. See page 19 of this MD&A.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

HIGHLIGHTS - CONTINUED

•

Third quarter earnings from mining operations before depletion and amortization* were $20.1 million, an improvement over the third quarter of 2014 due to increased copper production and lower operating costs;

•	The Company generated cash flow from operations of $19.6 million during the third quarter and had a cash balance of $91.1 million at September 30, 2015;

•	The Company has in place copper put options for a total of 30 million pounds over the fourth quarter of 2015 and first quarter of 2016 at a strike price of US$2.40 and US$2.05 per pound, respectively;

•

Total operating costs (C1)* were US$1.76 per pound produced, lower than the previous four quarters and 36% lower than the third quarter of 2014 due to reduced expenditures and increased copper production;

•	Site operating costs, net of by-product credits* were US$1.42 per pound produced, which is an 8% improvement on the second quarter of 2015 and a 40% improvement on the third quarter of 2014;

•	Site operating cost per ton milled* was CAD$10.36, an increase over the previous quarter due to lower mill throughput and additional tons mined, and 14% lower than the third quarter of 2014; and

•

Copper production at Gibraltar was 40.9 million pounds (100% basis), a 3% increase over the second quarter of 2015 primarily as a result of improved head grade and recoveries, and a 16% increase over the third quarter of 2014.

*Non-GAAP performance measure. See page 19 of this MD&A

TASEKO MINES LIMITED
Management’s Discussion and Analysis

REVIEW OF OPERATIONS

Gibraltar mine (75% Owned)

Operating results in the following table are presented on a 100% basis.

Operating Data (100% basis)	Q3 2015	Q2 2015	Q1 2015	Q4 2014	Q3 2014
Tons mined (millions)	27.4	24.0	21.0	25.1	32.5
Tons milled (millions)	7.5	8.0	7.8	7.6	7.8
Strip ratio	2.3	2.5	2.4	3.1	3.0
Site operating cost per ton milled (CAD$) *	$10.36	$9.89	$9.66	$10.13	$12.10
Copper concentrate
Grade (%)	0.308	0.285	0.225	0.222	0.267
Recovery (%)	87.4	85.6	81.4	81.3	83.3
Production (million pounds Cu)	40.5	39.2	28.4	27.7	34.5
Sales (million pounds Cu)	40.5	41.8	25.4	26.0	37.1
Inventory (million pounds Cu)	3.9	3.8	6.2	3.2	1.4
Copper cathode
Production (million pounds)	0.4	0.6	-	0.4	0.9
Sales (million pounds)	0.6	0.4	-	0.5	1.0
Molybdenum concentrate
Production (thousand pounds Mo)	85	474	404	445	654
Sales (thousand pounds Mo)	233	391	379	481	708
Per unit data (US$ per pound) *
Site operating costs*	$1.45	$1.63	$2.12	$2.43	$2.60
By-product credits *	(0.03)	(0.09)	(0.12)	(0.11)	(0.25)
Site operating costs, net of by-product credits *	$1.42	$1.54	$2.00	$2.32	$2.35
Off-property costs	0.34	0.43	0.39	0.45	0.40
Total operating costs (C1) *	$1.76	$1.97	$2.39	$2.77	$2.75

*Non-GAAP performance measure. See page 19 of this MD&A

TASEKO MINES LIMITED
Management’s Discussion and Analysis

OPERATIONS ANALYSIS

During the third quarter of 2015, Gibraltar mill production averaged 82,000 tons per day (“tpd”), 3,000 tpd or 3.6% below the design capacity of 85,000 tpd and below the 88,000 tpd achieved in the second quarter of 2015. The decrease in the daily mill throughput in the third quarter was a result of planned maintenance performed on both SAG mills, as well as other key circuits in the mill. In the third quarter, Gibraltar mined 27.4 million tons of material for a strip ratio of 2.3, which is higher than the average life of mine strip ratio in the new mine plan released in May 2015.

Average head grade for the third quarter of 2015 was 0.31% compared to 0.29% in the second quarter of 2015. While the average grade in the third quarter was higher than forecasted, it fluctuated within a range typical of the Gibraltar deposit. Copper in concentrate production in the third quarter of 2015 was 40.5 million pounds, an increase of 3.3% over the second quarter of 2015. Molybdenum production during the third quarter of 2015 was 0.1 million pounds, a significant decrease over previous quarters as the molybdenum circuit was idled at the end of July due to weak market conditions.

Gibraltar’s SX/EW plant was idled in September 2015 for the winter months and has produced 0.4 million and 1.0 million pounds of copper, respectively for the three and nine months ended September 30, 2015.

Site operating costs, net of by-product credits,* per pound
(Q2 2015 compared to Q3 2015)

*Non-GAAP performance measure. See page 19 on this MD&A

In the third quarter of 2015, site operating costs, net of by-product credits, per pound of copper produced was US$1.42, compared to US$1.54 during the second quarter of 2015 primarily due to the weakening Canadian dollar and increased copper production as a result of increased head grade and recoveries. Site operating cost per ton milled was $10.36, a 5% increase over the second quarter of 2015 due to lower mill throughput.

Off-property costs, including transportation, treatment and refining charges, for the third quarter of 2015 were US$0.34 per pound produced, compared to US$0.43 per pound produced in the second quarter of 2015. Off-property costs are driven by sales volumes, and therefore off-property cost per pound produced fluctuates based on differences between production and sales volumes. Off-property costs in the third quarter also included lower transportation costs than the previous quarter and lower molybdenum treatment costs due to the idling of the moly circuit in July 2015. Off-property costs are continuing to benefit from low ocean freight costs.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

Total operating costs (C1)*, including off-property costs, for the third quarter of 2015 were US$1.76 per pound produced, compared to US$1.97 per pound in the second quarter of 2015.

During the first nine months of 2015, Gibraltar incurred capital expenditures of $1.8 million and capitalized stripping costs of $9.9 million.

GIBRALTAR OUTLOOK

A number of cost control initiatives have been implemented during 2015 including mine plan modifications to reduce waste stripping requirements and workforce reductions. Mine operating costs have also benefited from the lower price of diesel, which has fallen approximately 20% since the beginning of this year. As a result of these factors, Gibraltar’s site operating cost per ton milled* has fallen to CAD$10.36 in the third quarter of 2015, a 14% reduction from the third quarter of 2014. Overall, Gibraltar has achieved a stable level of operations reflecting the new mine plan and the Company is now focused on further improvements to operating practices to reduce unit costs .

As at September 30, 2015, the Canadian dollar exchange rate has fallen approximately 25% relative to the US dollar since the beginning of 2014. The overall weaker Canadian dollar has contributed to improved operating margins at Gibraltar as approximately 80% of mine operating costs are paid in Canadian dollars.

Capital expenditures at Gibraltar are expected to be less than $5.0 million for 2015, excluding capitalized stripping.

*Non-GAAP performance measure. See page 19 on this MD&A

REVIEW OF PROJECTS

We are steadily advancing our projects, specifically the Aley niobium project and Florence copper project, without spending significant dollars. Most of the work related to the Aley project is environmental assessment related but also some engineering work which has made progress in reducing pre-production capital costs. At Florence, the project team is working on the final two permits required to move forward with the phase 1 production test facility. The timing of both these final permits is somewhat uncertain but the expectation is that they could be in hand by early 2016. Total capital expenditures at the Aley and Florence projects are $1.7 million and $4.4 million for the three and nine month periods ended September 30, 2015, respectively.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

MARKET REVIEW

While the copper price ended the third quarter 11% lower than the end of the second quarter, at US$2.31 per pound, the average price in the third quarter was 13% lower than the second quarter of 2015. In January, after hitting its lowest price since 2009, the price of copper rallied into mid-May before its gains were pared as with most metals and hitting another year to date low in August.

In the first quarter of 2015, the Canadian dollar weakened relative to the US dollar and then rallied in the second quarter until the third quarter where it again weakened against the US do ollar. In Canadian dollar terms, the average price of copper was approximately 7% lower in the third quarter than in the second quarter at C$3.12 per pound.

New molybdenum supply combined with a weak steel market continued to put significant downward pressure on molybdenum pricing in the third quarter. During the third quarter, pricing dropped by 13% to o US$5.30 per pound.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

FINANCIAL PERFORMANCE

Earnings

Earnings from mining operations increased to $6.0 million in the third quarter of 2015 from a loss of $5.9 million in the third quarter of 2014.

In the third quarter of 2015, the Company realized a net loss of $17.7 million ($0.08 per share), compared to a net loss of $20.9 million ($0.11 per share) in the same prior period. The decrease in net loss is due primarily to lower production costs, partially offset by an increase in unrealized foreign exchange loss.

In the nine month period ended September 30, 2015, the Company realized a net loss of $38.9 million ($0.18 per share), compared to a net loss of $27.5 million ($0.14 per share) in the same prior period. The increase in net loss is driven by the decline in metal prices and lower sales volumes in the first quarter of 2015, partially offset by a decrease in production costs. Contributing to the increase in net loss over the same prior period is an unrealized foreign exchange loss of $34.2 million, partially offset by a gain on the sale of derivatives of $12.3 million and lower exploration and evaluation costs.

Included in net earnings (loss) are a number of items that management believes require adjustment in order to better measure the underlying performance of the business. These items are in the table below:

	Three months ended			Nine months ended
	September 30,			September 30,
(Cdn$ in thousands)	2015	2014	Change	2015	2014	Change
Net loss	(17,722)	(20,937)	3,215	(38,911)	(27,457)	(11,454)
Unrealized (gain) loss on derivatives	(64)	(713)	649	2,177	(797)	2,974
Unrealized foreign exchange loss	15,764	9,341	6,423	34,186	10,623	23,563
Write-down of marketable securities	419	366	53	419	785	(366)
Curis Resources acquisition costs	-	539	(539)	-	539	(539)
Estimated tax effect of adjustments	17	183	(166)	(290)	204	(494)
Adjusted net loss *	(1,586)	(11,221)	9,635	(2,419)	(16,103)	13,684

*Non-GAAP performance measure. See page 19 of this MD&A

Unrealized gain/loss on derivatives can vary materially each period and have a significant impact on earnings. These amounts represent the change in fair value of our copper put options during the period.

The Canadian dollar weakened during the third quarter of 2015 which resulted in an unrealized foreign exchange loss of $15.8 million for the third quarter of 2015. Overall, the Canadian dollar weakened during the nine month period September 30, 2015 leading to an unrealized foreign exchange loss of $34.2 million.

The unrealized foreign exchange loss and the unrealized gain (loss) on the derivative instruments are removed from the adjusted net loss measure as they are not indicative of a realized economic gain/loss or the underlying performance of the business in the period.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

Any impairment in the value of the Company’s marketable securities is written-down through profit and loss. For the three month period ended September 30, 2015, the Company determined an impairment loss of $0.4 million was required due to decline in fair value of one of its investments.

Revenues
	Three months ended			Nine months ended
	September 30,			September 30,
(Cdn$ in thousands)	2015	2014	Change	2015	2014	Change
Copper in concentrate	86,943	84,474	2,469	244,511	278,123	(33,612)
Copper cathode	1,242	2,522	(1,280)	2,211	3,943	(1,732)
Total copper sales	88,185	86,996	1,189	246,722	282,066	(35,344)
Molybdenum concentrate	304	5,834	(5,530)	5,114	21,008	(15,894)
Silver contained in copper concentrate	1,010	884	126	2,749	2,943	(194)
	89,499	93,714	(4,215)	254,585	306,017	(51,432)
(thousands of pounds, unless otherwise noted)
Copper in concentrate *	29,336	27,552	1,784	77,985	84,464	(6,479)
Copper cathode	431	731	(300)	763	1,155	(392)
Total copper sales	29,767	28,283	1,484	78,748	85,619	(6,871)
Average realized copper price (US$ per pound)	2.26	3.07	(0.81)	2.49	3.10	(0.61)
Average LME copper price (US$ per pound)	2.39	3.17	(0.78)	2.58	3.19	(0.61)
Average exchange rate (US$/CAD)	1.31	1.09	0.22	1.26	1.09	0.17

*This amount includes a net smelter payable deduction of approximately 3.5% to derive net pounds of copper sold.

Copper revenues for the third quarter of 2015 increased by $1.2 million, or 1.4%, over the third quarter of 2014, primarily due to an increase in copper sales volumes, which was mostly offset by lower realized copper prices.

As copper sales are denominated in US dollars, the strengthening of the US dollar translates into increased Canadian dollar revenues. Comparing the average foreign exchange of the third quarter of 2014 and 2015, the US dollar strengthened by 20% in 2015, partially offsetting the 26% reduction in the US dollar realized price of copper. The Company’s average realized copper price for the third quarter of 2015 was US$2.26 per pound, compared to US$3.07 for the third quarter of 2014. London Metals Exchange (LME) copper prices averaged US$2.39 in the third quarter of 2015 compared to US$3.17 in the prior year period. The Company’s average realized copper price is lower than the LME’s average due to a portion of the Company’s receivables being revalued in a decreasing copper price environment. Third quarter revenues include provisional price adjustments of $4.9 million as a result of the decrease in copper price.

Molybdenum revenues for the third quarter of 2015 totaled $0.3 million, down from $5.8 million in the corresponding last year’s quarter. The decrease in revenues was due to the temporary idling of the molybdenum circuit due to the low molybdenum price.

Copper revenues for the nine month period of 2015 decreased by $35.3 million, or 13%, over the prior year period, due to an 8% decrease in copper sales volumes combined with a 20% decrease in average realized copper prices.

Molybdenum revenues for the nine month period of 2015 decreased by $15.9 million, or 76%, over the prior year period, due to a 51% decrease in molybdenum sales volumes combined with a 57% decrease in average realized molybdenum prices.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

Cost of sales
	Three months ended			Nine months ended
	September 30,			September 30,
(Cdn$ in thousands)	2015	2014	Change	2015	2014	Change
Site operating costs	58,348	70,625	(12,277)	174,123	199,575	(25,452)
Treatment and refining costs	9,432	6,352	3,080	26,699	21,341	5,358
Transportation costs	4,415	4,519	(104)	13,271	15,044	(1,773)
Changes in inventories of finished goods and ore stockpile	(2,779)	5,141	(7,920)	(8,187)	16,876	(25,063)
Production costs	69,416	86,637	(17,221)	205,906	252,836	(46,930)
Depletion and amortization	14,120	12,932	1,188	36,685	36,915	(230)
Cost of sales	83,536	99,569	(16,033)	242,591	289,751	(47,160)
Site operating costs per ton milled*	$10.36	$12.10	($1.74)	$9.97	$11.81	($1.84)

*Non-GAAP performance measure. See page 19 of this MD&A

Site operating costs decreased by 17% compared to the third quarter of 2014. In the third quarter of 2014, higher costs were incurred for longer haul distances as a result of the high wall stability issue in the Granite pit and maintenance costs on the Gibraltar shovel fleet. Also contributing to lower site operating costs in the third quarter of 2015 were lower diesel prices, lower tons mined and decreased maintenance costs. Overall cost per ton milled decreased 14% from the third quarter of 2014.

Total treatment and refining costs have increased over the third quarter of 2014, mostly due to the 15% increase in copper sales volumes and the impact of the strengthening of the US dollar.

For the nine month period ended September 30, 2015, site operating costs decreased by 13% over the prior year period, resulting from reductions in mining tonnage and other cost control initiatives. Higher costs were incurred in the first nine months of 2014 for longer haul distances as a result of the high wall stability issue in the Granite pit and maintenance costs on the Gibraltar shovel fleet.

During the third quarter depletion and amortization was higher than the same prior period by 9% due primarily to higher copper production which factors into the amortization charge related to the current period. For the nine month period ending September 30, 2015, the depletion and amortization charge was comparable.

Other expenses (income)
	Three months ended			Nine months ended
	September 30,			September 30,
(Cdn$ in thousands)	2015	2014	Change	2015	2014	Change
General and administrative	3,114	3,641	(527)	12,340	11,635	705
Exploration and evaluation	157	1,725	(1,568)	692	5,957	(5,265)
Other income	(502)	(365)	(137)	(1,367)	(1,794)	427

General and administrative costs decreased by $0.5 million compared to the third quarter of 2014, due primarily to decreased share based compensation expense.

Exploration and evaluation costs represent all costs associated with the New Prosperity project. Project development costs for the Aley and Florence Copper projects have been capitalized to the balance sheet.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

Gain on derivatives

During the third quarter of 2015, the Company received cash proceeds of $2.4 million on the copper put options that expired during the period. In addition, the Company also purchased copper put option contracts for 30 million pounds of copper divided equally between the fourth quarter of 2015 and the first quarter of 2016 at a strike price of US$2.40 and US$2.05 per pound, respectively, at a total cost of $3.9 million.

During the first quarter of 2015, the Company received cash proceeds of $2.3 million on the settlement of the January copper put options and $15.2 million from the sale of the copper put options that were scheduled to mature in February to June, 2015. The Company recognized a realized gain of $14.5 million for the nine month period ended September 30, 2015 from cash proceeds on the sale and settlement of these contracts, offset by the amortization of the premium expense related to the options.

The Company’s hedging strategy is designed to mitigate short-term declines in copper prices.

Finance income and expenses

Finance expenses for the third quarter of 2015 were comparable with the third quarter of 2014. For the nine month period ended September 30, 2015 finance expenses decreased by $0.5 million compared to the prior-year period.

Finance income is primarily comprised of income earned on the reclamation deposits. During the third quarter and for the nine month period ended September 30, 2015, finance income is lower than the prior year’s comparable periods, mostly due to the extinguishment of the promissory note in October 2014 resulting in lower interest income for the current year.

Income tax

	Three months ended					Nine months ended
	September 30,					September 30,
(Cdn$ in thousands)	2015		2014	Change		2015	2014	Change
Current (recovery) expense	340		(7,908)	8,248		794	(7,999)	8,793
Deferred (recovery) expense	(247)		2,377	(2,624)		(1,295)	3,388	(4,683)
	93		(5,531)	5,624		(501)	(4,611)	4,110
Effective tax rate	(0.5%	)	20.8%	(21.3%	)	1.3%	15.8%	(14.5%	)
Canadian statutory rate	26%		26%	-		26%	26%	-
B.C. Mineral tax rate	9.62%		9.62%	-		9.62%	9.62%	-

The current tax expense in the quarter consists of B.C. Mineral taxes, based on production at the Gibraltar mine. The deferred income tax recovery for the quarter was mainly driven by the increase in temporary differences for property plant and equipment for income tax purposes which was partially offset by the increase in the deferred income tax liability for B.C. mineral taxes.

The effective tax rate for the third quarter of 2015 was (0.5%), which is lower than the statutory rate of 35.6% . The difference is a result of permanent differences related to non-deductible share-based compensation and expenditures incurred that are not deductible for B.C. mineral tax, in addition to unrecognized tax benefits related to foreign exchange and marketable securities.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

FINANCIAL CONDITION REVIEW

Balance sheet review

	As at September 30,	As at December 31
(Cdn$ in thousands)	2015	2014	Change
Cash and equivalents	91,101	53,299	37,802
Other current assets	70,318	83,332	(13,014)
Non-current assets	791,270	793,659	(2,389)
Other assets	61,893	62,252	(359)
Total assets	1,014,582	992,542	22,040
Current liabilities	105,242	66,444	38,798
Long-term debt	299,514	293,506	6,008
Other liabilities	218,678	210,317	8,361
Total liabilities	623,434	570,267	53,167
Equity	391,148	422,275	(31,127)
Working capital	56,177	70,187	(14,010)
Net debt	264,019	260,364	3,655
Total common shares outstanding (millions)	221.8	221.8	-

The Company’s asset base is comprised principally of non-current assets, including property, plant and equipment, reflecting the capital intensive nature of the mining business. The current assets include cash, accounts receivable, other financial assets and inventories (supplies and production inventories), along with prepaid expenses and deposits. Production inventories, accounts receivable and cash balances fluctuate in relation to shipping and cash settlement schedules.

Total liabilities increased from $570.3 million at December 31, 2014 to $623.4 million as at September 30, 2015 mainly due to unrealized foreign exchange losses related to the Company’s US dollar denominated debt. The movement between current liabilities and long-term liabilities is mostly due to the reclassification of the senior secured loan with RK Mine Finance Trust from long-term to current due to its maturity on May 31, 2016 and the rescheduling of the payments of certain capital leases.

Other long-term liabilities increased by $8.4 million due to an increase in the provision for the environmental rehabilitation (“PER”) driven by changes in inflation and discounts rates. The Bank of Canada long-term benchmark bond rate used as a proxy for long-term discount rates decreased to 2.21% at September 30, 2015 from the 2.33% level at December 31, 2014. Given the long time frame over which environmental rehabilitation expenditures are expected to be incurred (over 100 years), the carrying value of the provision and asset are very sensitive to changes in discount rates.

As at November 10, 2015, there were 221,808,638 common shares outstanding. In addition, there were 11,903,000 director and employee stock options outstanding at November 10, 2015. More information on these instruments and the terms of their exercise is set out in Note 21 of our 2014 annual financial statements.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

Liquidity, cash flow and capital resources

At September 30, 2015, the Company had cash and equivalents of $91.1 million, a $37.8 million increase over the $53.3 million reported at December 31, 2014. The Company maintained a strategy of retaining significant liquidity to fund operations and to reflect the capital intensive nature of the business.

Cash provided by operations was $19.6 million for the third quarter of 2015 compared to $22.4 million cash provided for the third quarter of 2014.

Changes in non-cash working capital items resulted in cash inflow of $1.3 million compared to $19.7 million provided in the third quarter of 2014, mostly due to higher copper inventories, lower accounts payable and a decrease in receivable balances.

Cash used by investing activities for the third quarter of 2015 was $7.5 million compared to $1.6 million used in the prior period’s quarter. Cash flow used by investing activities in the third quarter of 2015 primarily related to $4.6 million of capital expenditures and $3.9 million for the purchase of copper put options, which was offset by $1.4 million in proceeds received on the settlement of the options that expired during the quarter. Capital expenditures included $2.3 million of capitalized stripping, $0.5 million of capital expenditures at Gibraltar, $0.2 million for the Aley project and $1.6 million for the Florence Copper Project.

Cash provided by financing activities for the third quarter of 2015 was $1.5 million, primarily due to $5.6 million received from the proceeds of debt issuance (2014: $nil), offset by $4.1 million in capital lease repayments, debt and interest repayments.

Future changes in copper and molybdenum market prices could impact the timing and amount of cash available for future investment in capital projects and/or other uses of capital. To partially mitigate these risks, copper put options are entered into for a portion of our share of Gibraltar copper production. In addition to operating cash flows generated by the Gibraltar mine, alternate sources of funding for future capital or other liquidity needs may include strategic partnerships and debt or equity financings. These alternatives are regularly evaluated to determine the optimal mix of capital resources to address capital needs and to minimize the weighted average cost of capital.

Hedging strategy

The Company’s hedging strategy is to secure a minimum price for a portion of copper production using put options that are either purchased outright or funded by the sale of call options that are significantly out of the money. The amount and duration of the hedge position is based on an assessment of business-specific risk elements combined with the copper pricing outlook. Copper price and quantity exposure are reviewed at least quarterly to ensure that adequate revenue protection is in place. Hedge positions are typically extended adding incremental quarters at established put strike prices to provide the necessary price protection.

Considerations on the cost of the hedging program include an assessment of Gibraltar’s estimated production costs, anticipated copper prices and the Company’s capital requirements during the relevant period. The following table shows the commodity contracts that were outstanding as at the date of this document.

	Notional amount	Strike price	Term to maturity	Original cost
At November 10, 2015
Copper put options	15 million lbs	US$2.40	Q4 2015	$1.8 million
Copper put options	15 million lbs	US$2.05	Q1 2016	$2.1 million

TASEKO MINES LIMITED
Management’s Discussion and Analysis

Commitments and contingencies

Commitments

At September 30, 2015, capital and operating commitments totaled $1.3 million and $5.7 million, respectively.

Contingencies

The Company has guaranteed 100% of certain capital lease and equipment loans entered into by the Gibraltar joint venture in which it holds a 75% interest. As at September 30, 2015, this debt totaled $51.1 million on a 75% basis.

SUMMARY OF QUARTERLY RESULTS

	2015			2014			2013
(Cdn$ in thousands,
except per share amounts)	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Revenues	89,499	103,251	61,835	65,179	93,714	107,307	104,996	94,916
Net earnings (loss)	(17,722)	4,017	(25,206)	(26,427)	(20,937)	2,628	(9,148)	(9,756)
Basic EPS	(0.08)	0.02	(0.12)	(0.13)	(0.11)	0.01	(0.05)	(0.05)
Adjusted net earnings (loss) *	(1,586)	1,601	(2,434)	(20,983)	(11,221)	(2,172)	(2,710)	834
Adjusted basic EPS *	(0.01)	0.01	(0.01)	(0.10)	(0.06)	(0.01)	(0.01)	(0.00)
EBITDA *	3,395	25,959	(11,996)	(13,397)	(7,148)	23,336	8,858	11,869
Adjusted EBITDA *	19,514	23,402	11,224	(8,355)	2,385	19,217	14,594	17,716

(US$ per pound, except where indicated)
Realized copper price *	2.26	2.66	2.57	2.82	3.07	3.16	3.10	3.18
Total operating costs *	1.76	1.97	2.39	2.77	2.75	2.12	2.48	2.14
Copper sales (million pounds)	30.4	30.6	19.1	19.6	26.0	28.4	28.9	27.0

*Non-GAAP performance measure. See page 19 of this MD&A

Financial results for the last eight quarters reflect: volatile copper prices and foreign exchange rates that impact realized sale prices; variability in the quarterly sales volumes due to timing of shipments which impacts revenue recognition.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company's significant accounting policies are presented in Note 2.5 of the 2014 annual financial statements. The preparation of the financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

In the process of applying the Company’s accounting policies, significant areas where judgment is required include the determination of a joint arrangement and recovery of other receivables.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

Other significant areas of estimation include reserve and resource estimation and asset valuations; finished and in-process inventory quantities; plant and equipment lives; tax provisions; provisions for environmental rehabilitation; valuation of financial instruments and derivatives; deferred stripping costs and share-based compensation. Key estimates and assumptions made by management with respect to these areas have been disclosed in the notes to these consolidated financial statements as appropriate.

The accuracy of reserve and resource estimates is a function of the quantity and quality of available data and the assumptions made and judgment used in the engineering and geological interpretation, and may be subject to revision based on various factors. Changes in reserve and resource estimates may impact the carrying value of property, plant and equipment; the calculation of depreciation expense; the capitalization of stripping costs incurred during production; and the timing of cash flows related to the provision for environmental rehabilitation.

Changes in forecast prices of commodities, exchange rates, production costs and recovery rates may change the economic status of reserves and resources. Forecast prices of commodities, exchange rates, production costs and recovery rates, and discount rates assumptions, either individually or collectively, may impact the carrying value of derivative financial instruments, inventories, property, plant and equipment, and intangibles, as well as the measurement of impairment charges or reversals.

CHANGE IN ACCOUNTING POLICIES

IFRS 2, Share-based Payments (effective for annual periods beginning on or after July 1, 2014) clarifies the definition of a vesting condition and separately defines performance and service conditions. Based on the Company’s analysis, this clarification did not have an impact on the consolidated financial statements for the current or prior periods presented.

IFRS 3, Business Combinations (effective for annual periods beginning on or after July 1, 2014) requires that an obligation to pay contingent consideration that meets the definition of a financial instrument is classified as a financial liability or as equity on the basis of the definitions of IAS 32. Additionally, it clarifies that IFRS 3 does not apply to the formation of any joint arrangement and that the scope exemption only applies in the financial statements of the joint arrangement itself. Based on the Company’s analysis, this standard did not have an impact on the consolidated financial statements for the current or prior periods presented.

IAS 24 Related Party Disclosures (effective for annual periods beginning on or after July 1, 2014) requires a reporting entity to include as a related party, an entity that provides key management personnel services to the reporting entity or to the parent of the reporting entity. Based on the Company’s analysis, this standard did not have an impact on the consolidated financial statements for the current or prior periods presented.

INTERNAL CONTROLS OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting and disclosure controls and procedures.

The Company’s internal control system over financial reporting is designed to provide reasonable assurance to management and the Board of Directors regarding the preparation and fair presentation of published financial statements. Internal control over financial reporting includes those policies and procedures that:

(1)	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;

TASEKO MINES LIMITED
Management’s Discussion and Analysis

(2)

provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

(3)

provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

The Company’s internal control system over disclosure controls and procedures is designed to provide reasonable assurance that material information relating to the Company is made known to management and disclosed to others and information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by us under securities legislation is recorded, processed, summarized and reported within the time periods specified in the securities legislation.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined effective can provide only reasonable assurance with respect to financial reporting and disclosure.

There have been no changes in our internal controls over financial reporting and disclosure controls and procedures during the period ended September 30, 2015 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting and disclosure.

RELATED PARTY TRANSACTIONS

Key management personnel

Key management personnel include the members of the Board of Directors and executive officers of the Company.

The Company contributes to a post-employment defined contribution pension plan on the behalf of certain key management personnel. This retirement compensation arrangement (RCA Trust) was established to provide benefits to certain executive officers on or after retirement in recognition of their long service. Upon retirement, the participant is entitled to the distribution of the accumulated value of the contributions under the RCA Trust. Obligations for contributions to the defined contribution pension plan are recognized as compensation expense in profit or loss in the periods during which services are rendered by the executive officers.

Certain executive officers are entitled to termination and change in control benefits. In the event of termination without cause, other than a change in control, these executive officers are entitled to an amount ranging from 9-months’ to 18-months’ salary. In the event of a change in control, if a termination without cause or a resignation occurs within 12 months following the change of control, these executive officers are entitled to receive, among other things, an amount ranging from 24-months’ salary and accrued bonus, and all stock options held by these individuals will fully vest.

During the three and nine month periods ended September 30, 2015, the Company incurred total compensation expenses of $2.0 million and $6.3 million respectively for its key management personnel compared to $1.7 million and $6.5 million in the corresponding prior year periods.

The Company has adopted a Deferred Share Unit (“DSU”) Plan (the “DSU Plan”) for non-employee directors, effective February 15, 2013. The DSU Plan provides for an annual grant to each non-employee director of the Company, or an equivalent cash payment in lieu thereof, which participants have agreed would in first instance be used to assist in complying with the Company’s share ownership guidelines. DSUs vest immediately upon grant and are paid out in cash when a participant ceases to be a director of the Company.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

The Company has established a Performance Share Unit (“PSU”) Plan (the “PSU Plan”) whereby PSUs are issued to executives as long term incentive compensation. PSUs issued under the Plan entitle the holder to a cash or equity payment at the end of a three-year performance period equal to the number of PSU’s granted, adjusted for a performance factor and multiplied by the quoted market value of a Taseko common share on the completion of the performance period. The performance factor can range from 0% to 250% and is determined by comparing the Company’s total shareholder return to those achieved by a peer group of companies.

During the nine months ended September 30, 2015, the Company issued 816,000 DSUs to directors (2014: 66,079) and 461,500 PSUs to senior executives (2014: Nil). A total share based expense of $0.3 million and $1.6 million has been recognized for the three and nine month periods ended September 30, 2015 (2014: $0.6 million and $3.2 million).

Other related parties

Hunter Dickinson Services Inc. ("HDSI") is a private company which has certain directors in common with the Company. HDSI carries out geological, engineering, corporate development, administrative and financial management services for the Company. The terms and conditions of the transactions are similar to transactions conducted on an arm’s length basis.

During the third quarter of 2015, the Company incurred total costs of $0.3 million (Q3 2014: $1.0 million) in transactions with HDSI. Of these, $0.1 million (Q3 2014: $0.6 million) related to legal, tax, exploration, and business development services, $0.1 million related to reimbursements of office rent costs (Q3 2014: $0.1 million), and $0.1 million (Q3 2014: $0.3 million) related to compensation paid for Taseko directors, who are also directors of HDSI.

For the nine month period ended September 30, 2015, the Company incurred total costs of $2.1 million (2014: $2.8 million) in transactions with HDSI. Of these, $0.6 million (2014: $1.5 million) related to legal, tax, exploration, and business development services, $0.4 million related to reimbursements of office rent costs (2014: $0.4 million), and $1.1 million (2014: $0.9 million) related to compensation paid for Taseko directors and the Chief Executive Officer, who are also directors of HDSI.

The Gibraltar joint venture pays a management fee to Taseko for services rendered as operator of the Gibraltar mine. During the third quarter of 2015, the Company earned $0.3 million (Q3 2014: $0.3 million) of other operating income for these services rendered.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

NON-GAAP PERFORMANCE MEASURES

This document includes certain non-GAAP performance measures that do not have a standardized meaning prescribed by IFRS. These measures may differ from those used by, and may not be comparable to such measures as reported by, other issuers. The Company believes that these measures are commonly used by certain investors, in conjunction with conventional IFRS measures, to enhance their understanding of the Company’s performance. These measures have been derived from the Company’s financial statements and applied on a consistent basis. The following tables below provide a reconciliation of these non-GAAP measures to the most directly comparable IFRS measure.

Total operating costs & site operating costs, net of by-product credits

Total costs of sales include all costs absorbed into inventory, as well as treatment and refining costs and transportation costs. Site operating costs is calculated by removing net changes in inventory, depletion and amortization and off-property costs from cost of sales. Site operating costs, net of by-product credits is calculated by removing by-product credits from the site operating costs. Site operating costs, net of by-product credits per pound are calculated by dividing the aggregate of the applicable costs by copper pounds produced. Total operating costs per pound is the sum of site operating costs, net of by-product credits and off-property costs divided by the copper pounds produced. By-product credits are calculated based on actual sales of molybdenum and silver during the period divided by the total pounds of copper produced during the period. These measures are calculated on a consistent basis for the periods presented.

	Three months ended		Nine months ended
	September 30,		September 30,
(Cdn$ in thousands, unless otherwise indicated) – 75% basis	2015	2014	2015	2014
Cost of sales	83,536	99,569	242,591	289,751
Less depletion and amortization	(14,120)	(12,932)	(36,685)	(36,915)
Net change in inventory	2,779	(5,141)	8,187	(16,876)
Less off-property costs:
Treatment and refining costs	(9,432)	(6,352)	(26,699)	(21,341)
Transportation costs	(4,415)	(4,519)	(13,271)	(15,044)
Site operating costs	58,348	70,625	174,123	199,575
Less by-product credits:
Molybdenum	(304)	(5,834)	(5,114)	(21,008)
Silver	(1,010)	(884)	(2,749)	(2,943)
Site operating costs, net of by-product credits	57,034	63,907	166,260	175,624
Total copper produced (thousand pounds)	30,710	24,979	81,840	79,743
Total costs per pound produced	1.86	2.56	2.03	2.20
Average exchange rate for the period (CAD/USD)	1.31	1.09	1.26	1.10
Site operating costs, net of by-product credits
(US$ per pound)	1.42	2.35	1.61	2.00
Site operating costs, net of by-product credits	57,034	63,907	166,260	175,624
Add off-property costs:
Treatment and refining costs	9,432	6,352	26,699	21,341
Transportation costs	4,415	4,519	13,271	15,044
Total operating costs	70,881	74,778	206,230	212,009
Total operating costs (US$ per pound)	1.76	2.75	2.00	2.42

TASEKO MINES LIMITED
Management’s Discussion and Analysis

Adjusted net earnings (loss)

Adjusted net earnings (loss) remove the effect of the following transactions from net earnings as reported under IFRS:

•	Unrealized gain/loss on derivative instruments;
•	Write-down of marketable securities;
•	Unrealized foreign currency gain/loss; and
•	Non-recurring transactions, including non-recurring tax adjustments.

Management believes these transactions do not reflect the underlying operating performance of our core mining business and are not necessarily indicative of future operating results. Furthermore, unrealized gains/losses on derivative instruments, changes in the fair value of financial instruments, and unrealized foreign currency gains/losses are not necessarily reflective of the underlying operating results for the reporting periods presented.

	Three months ended		Nine months ended
	September 30,		September 30,
($ in thousands, except per share amounts)	2015	2014	2015	2014
Net loss	(17,722)	(20,937)	(38,911)	(27,457)
Unrealized (gain) loss on derivatives	(64)	(713)	2,177	(797)
Unrealized foreign exchange loss	15,764	9,341	34,186	10,623
Write-down of marketable securities	419	366	419	785
Curis Resources acquisition costs	-	539	-	539
Estimated tax effect of adjustments	17	183	(290)	204
Adjusted net loss	(1,586)	(11,221)	(2,419)	(16,103)
Adjusted EPS	(0.01)	(0.06)	(0.01)	(0.08)

EBITDA and adjusted EBITDA

EBITDA represents net earnings before interest, income taxes, and depreciation. EBITDA is presented because it is an important supplemental measure of our performance and is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in the industry, many of which present EBITDA when reporting their results. Issuers of “high yield” securities also present EBITDA because investors, analysts and rating agencies consider it useful in measuring the ability of those issuers to meet debt service obligations. The Company believes EBITDA is an appropriate supplemental measure of debt service capacity, because cash expenditures on interest are, by definition, available to pay interest, and tax expense is inversely correlated to interest expense because tax expense goes down as deductible interest expense goes up; depreciation is a non-cash charge.

Adjusted EBITDA is presented as a further supplemental measure of the Company’s performance and ability to service debt. Adjusted EBITDA is prepared by adjusting EBITDA to eliminate the impact of a number of items that are not considered indicative of ongoing operating performance.

Adjusted EBITDA is calculated by adding to EBITDA certain items of expense and deducting from EBITDA certain items of income that are not likely to recur or are not indicative of the Company’s future operating performance consisting of:

•	Unrealized gains/losses on derivative instruments;
•	Write-down of marketable securities;

TASEKO MINES LIMITED
Management’s Discussion and Analysis

•	Unrealized foreign exchange (gain) loss; and
•	Non-recurring transactions.

While some of the adjustments are recurring, gains/losses on the sale of marketable securities do not reflect the underlying performance of the Company’s core mining business and are not necessarily indicative of future results. Furthermore, unrealized gains/losses on derivative instruments, foreign currency translation gains/losses and changes in the fair value of financial instruments are not necessarily reflective of the underlying operating results for the reporting periods presented.

	Three months ended		Nine months ended
	September 30,		September 30,
($ in thousands, except per share amounts)	2015	2014	2015	2014
Net loss	(17,722)	(20,937)	(38,911)	(27,457)
Add:
Depletion and amortization	14,140	12,953	36,751	37,068
Amortization of stock based compensation	293	616	1,643	3,177
Interest expense	6,881	6,766	19,490	19,948
Interest income	(290)	(1,015)	(1,114)	(3,079)
Income tax expense (recovery)	93	(5,531)	(501)	(4,611)
EBITDA	3,395	(7,148)	17,358	25,046
Adjustments:
Unrealized (gain) loss on derivative instruments	(64)	(713)	2,177	(797)
Write-down of marketable securities	419	366	419	785
Unrealized foreign exchange loss	15,764	9,341	34,186	10,623
Curis Resources acquisition costs	-	539	-	539
Adjusted EBITDA	19,514	2,385	54,140	36,196

Earnings from mining operations before depletion and amortization

Earnings from mining operations before depletion and amortization is earnings from mining operations with depletion and amortization added back. The Company discloses this measure, which has been derived from our financial statements and applied on a consistent basis, to provide assistance in understanding the results of the Company’s operations and financial position and it is meant to provide further information about the financial results to investors.

	Three months ended		Nine months ended
	September 30,		September 30,
(Cdn$ in thousands, except per share amounts)	2015	2014	2015	2014
Earnings (loss) from mining operations	5,963	(5,855)	11,994	16,266
Add:
Depletion and amortization	14,120	12,932	36,685	36,915
Earnings from mining operations before depletion and amortization	20,083	7,077	48,679	53,181

TASEKO MINES LIMITED
Management’s Discussion and Analysis

Site operating costs per ton milled

	Three months ended		Nine months ended
	September 30,		September 30,
((Cdn$ in thousands, except per share amounts)	2015	2014	2015	2014
Site operating costs (included in cost of sales)	58,348	70,625	174,123	199,575

Tons milled (thousands) (75% basis)	5,631	5,836	17,472	16,902
Site operating costs per ton milled	$10.36	$12.10	$9.97	$11.81